Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Three Months Ended March 31,			Year Ended December 31,
(Dollars in Millions)	2009		2008	2008	2007	2006	2005	2004
Portion of rentals representing interest	$7		$9	$33	$32	$44	$45	$51
Capitalized interest	4		2	14	7	3	12	8
Other interest and fixed charges	38		49	179	135	123	87	131
Pretax earnings which would be required to cover preferred stock dividend requirements	-		-	-	-	10	25	23

Combined fixed charges and preferred stock dividends (A)	$49		$60	$226	$174	$180	$169	$213

(a) Earnings did not cover fixed charges by $525 million.
Earnings-pretax income with applicable adjustments (B)	$(472)		$362	$3,203	$1,305	$1,884	$1,467	$1,687

Ratio of (B) to (A)	(a	)	6.03	14.17	7.50	10.47	8.68	7.92

(a)	Earnings did not cover fixed charges by $521 million.